December 31, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington, D.C., 20549

Re:	Zix Corporation

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 7, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2018

Filed November 7, 2018

Form 8-K Furnished on October 23, 2018

File No. 000-17995

Dear Division of Corporation Finance Office of Information Technologies and Services,

This letter sets forth the response of Zix Corporation (the “Company”) to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter to the Company dated December 18, 2018 (the “Comment Letter”). As requested by the Staff, the Company will address the Staff’s comments in this response letter and on an ongoing basis in future annual, quarterly, and current reports, as applicable. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth our response below each comment.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to Condensed Consolidated Financial Statements

Note 2. Recent Accounting Standards and Pronouncements

Revenue Recognition, page 7

Staff Comment:

1)

Your disclosures on page 22 of your Form 10-K for the fiscal year ended December 31, 2017 indicates that your arrangements include software at the customer’s site, ongoing customer support and access to the hosted Zix encryption network. However, your disclosures under ASC 606 do not refer to these goods or services. Please help us better understand the nature of the goods and services transferred in your arrangements. Tell us which you have combined with others for purposes of determining your performance obligations and which have been treated as a separate obligation. Refer to ASC 606-10-25-21 and ASC 606-10-50-12(c).

Company Response:

We earn our revenue from subscription fees for rights related to the use of our software. Our revenue contracts include multiple performance obligations that are highly interdependent and consist of software at the customer’s site, ongoing customer support, and cloud-based access to the hosted Zix encryption network.

As our Company has expanded its portfolio of message security offerings in recent years, we have increased our revenue obtained from hosted service solutions.

ASC 606 requires identification and disclosure of performance obligations within a revenue contract. Our software at the customer site includes functionality to create a private encryption key that works in conjunction with the public encryption key provided via cloud-based access to our hosted Zix encryption network. Both keys are required to enable our asymmetrical encryption service. In our assessment of the factors listed in ASC 606-10-25-21, we have determined that because our software at the customer’s site and the access to our hosted Zix encryption network are highly interrelated, these items are not regarded as distinct components. Based on this assessment, these elements are combined as a single performance obligation.

While some contracts include one or more performance obligations (including the combined elements noted above along with additional ongoing customer support and other hosted services), the revenue recognition pattern generally is not impacted by the separate allocations of these obligations because the services are generally satisfied over the same period of time and revenue is recognized over the contract period.

We will update our disclosures pertaining to performance obligations as described above in future filings.

Staff Comment:

2)

Please tell us if you continue to offer separate hosted email encryption solutions as disclosed on page 22 of your Form 10-K. If so, please revise to disclose your revenue recognition policy for these offerings.

Company Response:

Our company continues to offer hosted email encryption solutions and now provides additional message security options on cloud-based platforms. As of September 30, 2018, approximately 35% of our year-to-date revenue was derived from hosted solutions. We apply ASC 606 guidance in recognizing this revenue ratably over the subscription period and will revise our revenue recognition disclosure in future filings to more clearly reflect this.

Staff Comment:

3)

Please tell us, and revise to clarify, whether sales commissions paid upon contract renewals are commensurate with the initial commissions and disclose how commissions paid for renewals are considered in the 8 year period for the initial commission. You also disclose that renewals are amortized over 18 months. Please tell us whether this exceeds the term of the respective customer contract and if so, explain how your policy complies with ASC 340-40-35-1. Lastly, please tell us how you determined the 4 year amortization period for add-ons. Refer to ASC 340-40-50-2(b).

Company Response:

As required by ASC 340-40-35-1, the Company is amortizing commission costs to expense on a systematic basis over the period of expected benefit to the customer. Significant judgement was applied in determining the amortization periods associated with our sales contract portfolios.

The Company has evaluated the commissions earned upon contract renewal as compared to initial commissions paid and determined that because the commissions paid were not reasonably proportional to their respective contract values, these renewal commissions could not be considered commensurate with the initial commissions paid. Our company is therefore amortizing new contract commissions over the expected duration of the customer relationship.

We considered both our average contract term length and our historical customer retention rates to determine that our customers have, on average, an 8-year tenure with our Company. Because we have additionally concluded that our add-on sales would generally occur halfway into our customer relationships, the amortization period for these add-on sales commissions will consistently be amortized at one-half the rate applied to our initial contract commissions, currently equating to a 4-year period.

Continuing to follow the guidance issued in ASC 340-40-35-1, the Company amortizes commission costs ratably over our average 18 month customer renewal term. While certain of our renewal contract terms may exceed an 18 month period, because we do not reasonably expect the impact on our financial statements to differ materially from applying the accounting guidance at the portfolio level versus applying the guidance to individual contracts, we have applied the practical expedient noted in ASC 606-10-10-4 to account for these incremental costs and their related amortizations at a portfolio level.

We will include these additional clarifications within the disclosures related to our commission amortization policies in our future filings.

Form 8-K Furnished on October 23, 2018

Exhibit 99.1, page 13

Staff Comment:

4)

We note that you adjust the income tax provision to reflect the expected cash taxes to be paid in your calculation of Non-GAAP adjusted net income. Your income tax adjustment is inconsistent with Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issues on May 17, 2016. Please revise the tax adjustment in future filings to reflect the current and deferred tax expense commensurate with the non-GAAP measure of profitability.

Company Response:

Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations guides registrants to consider the nature of the measures presented when determining whether it is acceptable to adjust GAAP taxes to show taxes paid in cash. If the intention is to provide a measure of liquidity, this may be viewed an acceptable practice. However, if the intention is to provide a measure of performance, the registrant should include both current and deferred tax expense in the non-GAAP measure of profitability.

Historically, we have viewed many of our Non-GAAP measures as relevant indicators of both our liquidity position and our performance in the period, although we have generally considered our non-GAAP adjustment for taxes paid in cash to be more liquidity related. After reviewing the Staff’s comments, and re-evaluating the guidance set forth in Question 102.11, we will comply with this guidance in our future filings by reconciling our GAAP net income to Non-GAAP adjusted net income to reflect both current and deferred tax expense. We will also include a supplemental calculation labeled as “Non-GAAP adjusted net income excluding deferred tax expense.” We believe the disclosure of this measure is useful to investors and is consistent with the Staff’s guidance on non-GAAP financial measures. For greater clarity, the Company will additionally disclose each of the current and the deferred tax components of our income tax expense.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States

We hope the foregoing addresses The Commission’s comments. Please call our Chief Financial Officer, David W. Rockvam at (214) 370-2277, if you have any questions regarding the foregoing.

Very truly yours,

/s/ Noah F. Webster
Noah F. Webster
Vice President and General Counsel cc: Don McDermett, Baker Botts cc: Whitley Penn LLP